UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 24, 2007

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit  Description

1.01     Press release dated March 26, 2007
         CDC Software’s MVI Applications Reduce Operating Costs for a Leading
         European Manufacturer of Cakes and Desserts

1.02     Press release dated March 29, 2007
         CDC Corporation Provides Update on Share Buyback Program

1.03     Press release dated March 29, 2007
         CDC Corporation Reports Record Revenues of (U.S.)$89 Million and
         Adjusted Net Income of $8.8 Million for Fourth Quarter of 2006, an
         Increase of 43% and 38%, Respectively, Over the Prior Year Period

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: March 29, 2007	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated March 26, 2007 -- CDC Software’s MVI Applications Reduce Operating Costs for a Leading European Manufacturer of Cakes and Desserts
1.02	Press release dated March 29, 2007 -- CDC Corporation Provides Update on Share Buyback Program
1.03	Press release dated March 29, 2007 -- CDC Corporation Reports Record Revenues of (U.S.)$89 Million and Adjusted Net Income of $8.8 Million for Fourth Quarter of 2006, an Increase of 43% and 38%, Respectively, Over the Prior Year Period